Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5:   Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes   No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

STFX is an internal-crossing network for orders in NMS stock originating from Participants (as defined below). **Unaffiliated broker-dealers with retail customer orders ("Unaffiliated BDs") along with** STFL business units, STFL affiliates, and their respective clients ("Participants") access STFX through the direct or indirect use of the products and services offered by STFL's Portfolio & Electronic Trading Desk (PETD). More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that uses the algorithms and/or SORs provided by the PETD.

STFL's SOR platform is the sole point of entry into STFX. In addition to STFX, the SOR platform can access national securities exchanges, other alternative trading systems, and other market centers. The platform contains multiple SOR configurations. SOR configurations may route to different execution venues and are created to achieve specific performance benchmarks and/or to satisfy specific risk tolerances and order constraints. Risk tolerances and constraints may be directly set by a Participant, and/or by an algorithm to minimize an order's impact on the market. Not every SOR configuration routes to STFX. All outbound routes to STFX are subject to the same factors determining latency between the SOR platform and STFX. This means there is no difference in speed for orders reaching STFX once they leave the SOR. Algorithms systematically select the appropriate SOR configuration to best achieve their intended benchmark. Alternatively, a Participant can access a SOR configuration directly without utilizing an algorithm. However, Participants cannot bypass the SOR to directly access STFX. Except as may be prohibited by regulatory requirements, Institutional Participants (e.g., banks, insurance companies, mutual fund companies, registered investment advisors, pension funds, hedge funds, and other money managers) can request customization of their algorithm or SOR configurations at the session or Client ID-level to exclude specific trading venues, including STFX.

In addition, **Unaffiliated BDs as well as** certain Institutional Participants that meet the specific eligibility standards described in Part III, Item 2b ("Directed Participants"), and upon written request, review, and approval by STFL's Head of Equity Trading, can direct that their orders route solely to STFX by nature of a customized STFL SOR routing configuration. These Directed Participants are treated as Subscribers for purposes of Regulation ATS. A Directed Participant's customized SOR routing configuration restricts the SOR to routing that Participant's order only to STFX, thereby excluding all other execution venues as routing destinations. Orders directed solely to STFX by a Directed Participant are subject to the same order validation process and priority rules described in Part III, Item 7 that apply to non-directed orders. In addition, orders from Directed Participants use the same routing infrastructure, and are subject to the same factors determining latency (as discussed above) between each STFL SOR and STFX as all non-directed orders. While Directed Participants can route their orders solely to STFX, they cannot directly access STFX without first routing through the SOR platform mentioned above. The STFL SOR platform is the only means of entry into STFX, but it is capable of utilizing a customized SOR routing configuration to allow directed orders into STFX. Retail Participants may not directly route orders to a specific algorithm or execution venue. The use of algorithms and SOR routing configurations for retail Participant orders is subject to the discretion of the STFL Retail Trading Desk.

b.   If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   No

   If no, identify and explain any differences.

c.   Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

☒ Yes   No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

In addition to accessing STFX through the products and services that STFL offers Participants as described in Part III, Item 5.a., STFL affiliates **and Unaffiliated BDs** may also provide their clients with indirect access to STFX through "white-labeling" arrangements. Under a "white-label" arrangement, a STFL affiliate **or an Unaffiliated BD** may offer its clients STFL's algorithms and/or SORs under the affiliate's own marketing name. Notably, these white-label arrangements do not contain specific terms and conditions for directing orders into STFX.

d.   If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Part III: Manner of Operations

Item 1:   Types of ATS Subscribers

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

☒ Investment Companies   ☐ Retail Investors   Issuers   ☒ Brokers

☐ NMS Stock ATSs   ☒ Asset Managers   ☐ Principal Trading Firms

☒ Hedge Funds   ☐ Market Makers   ☒ Banks   ☒ Dealers

☒ Other

If other, identify the type(s) of subscriber.
   Unaffiliated BDs along with STFL business units, STFL affiliates, and their respective clients ("Participants") indirectly access STFX through the products and services offered by STFL. More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that

utilizes the algorithms and/or SOR provided by the PETD. Participants include investment companies, retail investors, asset managers, hedge funds, banks, and broker-dealers. Certain unaffiliated broker-dealers can also access STFX directly, or on behalf of a Participant, such as through an outsourced trading desk. In addition, certain clients of STFL or its affiliates can direct that their orders route solely to STFX. In order to route orders solely to STFX, these clients must be ~~Institutional~~**Directed** Participants (as described in Part II, Item 5) and request a customized STFL SOR routing configuration that allows such direction of orders. ~~These~~ Directed Participants **that are** Institutional Participants~~, referred to as Directed Participants,~~ must satisfy the eligibility conditions described in Part III, Item 2b, and are treated as Subscribers for purposes of Regulation ATS.

2: Eligibility for ATS Services

    a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

        Yes   ☒ No

    b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

        ☒ Yes   ☐ No

    If yes, list and provide a summary of the conditions.

    All Participants are required to be a STFL client or a STFL affiliate client and comply with all legal requirements applicable to their particular business type or trading activities. Clients of Stifel and its affiliates are subject to the firm's account onboarding and review process which includes the completion of the firm's Know Your Client and Anti-Money Laundering process.

    Upon written request, review, and approval by Stifel's Head of Equity Trading and its Risk Management group, clients of STFL and its affiliates that are Institutional Participants as defined in Part II, Item 5a may request a customized STFL SOR routing configuration that restricts the SOR to routing their orders only to STFX. This customization excludes all other execution venues as routing destinations for these orders. Institutional Participants must be approved for this configuration, subject to the following additional eligibility conditions (i.e., to become Directed Participants):

    Assets Under Management ("AUM"): The Institutional Participant must: (a) have more than $10 billion in AUM at the time of their request; or (b) have more than $1 billion in AUM at the time of their request and use a third-party technology platform or execution service-bureau with its own SOR and execution algorithms ("Third-Party SOR Platform") that connect to STFX through Stifel's routing infrastructure and STFL SOR platforms (see Part III, Item 5: ("Means of Entry")). An Institutional Participant with more than $10 billion AUM can also use a Third-Party Platform to connect to Stifel's routing infrastructure and the STFL SOR platform.

    Unaffiliated BDs, upon written request, review, and approval by Stifel's Head of Equity Trading and its Risk Management group, may request a customized STFL SOR routing configuration that will first direct the SOR to route their retail customer orders to STFX in an attempt to match such orders. For those retail orders that are not matched on STFX, the SOR will then route such orders to other execution venues.

    Stifel's Head of Equity Trading and its Risk Management group has sole discretion to accept or deny a potential Directed Participant even if they meet the eligibility criteria.

    c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

☒ Yes   No

If no, identify and describe any differences.

    d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

      ☐ Yes   ☒ No

Item 5:   Means of Entry

    a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

      Yes   ☒ No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

    b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator? N/A

      Yes   ☐ No

      If no, identify and explain any differences.

    c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

      ☒ Yes   No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

STFX is an internal-crossing network for orders in NMS stocks originating from Participants (as defined below). **Unaffiliated BDs along with** STFL business units, STFL affiliates, and their respective clients ("Participants") access STFX through the direct or indirect use of the products and services offered by STFL's Portfolio & Electronic Trading Desk (PETD). More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that uses the algorithms and/or SOR provided by the PETD.

STFL's SOR platform is the sole point of entry into STFX. In addition to STFX, the SOR platform can access national securities exchanges, other alternative trading systems, and other market centers. The platform contains multiple SOR configurations. SOR configurations may route to different execution venues and are created to achieve specific performance benchmarks and/or to satisfy specific risk tolerances and order constraints. Risk tolerances and constraints may be directly set by a Participant, and/or by an algorithm to minimize an order's impact on the market. Not every SOR configuration routes to STFX. All outbound routes to STFX are subject to the same factors determining latency between the SOR platform and STFX. This means there is no difference in speed for orders reaching STFX once they leave the SOR. STFL algorithms systematically select the appropriate SOR configuration to best achieve their intended benchmark. Alternatively, a Participant can access a SOR configuration directly without utilizing an algorithm. However, Participants cannot bypass the SOR to directly access STFX. Except as may be prohibited by regulatory requirements, Institutional Participants can request customization of their algorithm or SOR configurations at the session or Client ID-level to exclude specific trading venues, including STFX.

Both Unaffiliated BDs and Institutional Participants that meet the eligibility standards described in Part III, Item 2b ("Directed Participants"), and upon written request, review, and approval by STFL's Head of Equity Trading, can**: (1) in the case of Institutional Participants,** direct that their orders route solely to STFX by utilizing a customized STFL SOR routing configuration**, and (2) in the case of Unaffiliated BDs, direct that their retail customers first be directed to STFX before routing to other execution venues**. These Directed Participants are treated as Subscribers for purposes of Regulation ATS. A Directed Participant's customized SOR routing configuration restricts the SOR to routing that **Institutional** Participant's orders only to STFX, thereby excluding all other execution venues as routing destinations. **In the case of Unaffiliated BDs, its customized SOR routing configuration directs the SOR to route that Unaffiliated BDs retail orders first to STFX then to other execution venues if no match occurs.** Orders directed solely to STFX by a~~either type of~~ Directed Participant are subject to the same order validation process and priority rules (see Part III, Item 7) as all non-directed orders. In addition, orders from Directed Participants utilize the same routing infrastructure and are subject to the same factors determining latency (discussed above) between the STFL SOR and STFX as all non-directed orders. While Directed Participants can route their orders solely to STFX, they cannot directly access STFX without first routing through the SOR platform mentioned above. The STFL SOR platform is the only means of entry into STFX, but is capable of utilizing a customized SOR routing configuration to allow directed orders into STFX. Retail Participants may not directly route orders to a specific algorithm, SOR, or execution venue. The use of algorithms and SOR routing configurations for retail Participant orders is subject to the discretion of the STFL Retail Trading Desk.

In addition to accessing STFX through the regular products and services that Stifel offers Participants, STFL affiliates **and Unaffiliated BDs** may also provide their clients with indirect access to STFX through "white-labeling" arrangements. Under a "white-label" agreement, a STFL affiliate **or Unaffiliated BD** may offer its clients the trading products and services offered by STFL under the affiliate's own marketing name. Notably these white-label arrangements do not contain specific terms and conditions for routing orders into STFX. Otherwise, access to STFX by these ~~affiliate~~**affiliated and unaffiliated** clients is the same as described in Part III, Item 5.a and above.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

    ☒ Yes   No

If no, identify and explain any differences.

Item 13: Segmentation; Notice

Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

    ☒ Yes   No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

Yes, orders entered into STFX are segmented into one of the following two Segmentation Categories:

Category A: Stifel Retail
Category B: Stifel Institutional

Segmentation Categories are automatically assigned to each Participant order by the STFL SOR on outbound routes to STFX based on the following rules. The STFL Retail Segmentation Category is generally assigned to a Participant whose orders are entered into one of STFL's retail brokerage order management systems or advisory order management systems. In addition, orders from outside advisory managers, specific STFL private client groups, and the STFL retail trading desk are assigned to the Retail Category even though the point of entry for their orders is STFL's institutional order management system. **In addition, orders from Unaffiliated BDs that are Directed Participants will be assigned to the STFL Retail Segmentation Category.** The STFL Institutional Segmentation Category is assigned to Participants whose orders are entered into STFL's institutional order management system and who are not otherwise in the retail category. The rules governing the definition and assignment of Segmentation Categories are established within the STFL SOR platform and applied upon creation of each new Participant code. Only PETD programmers and the manager of the PETD can implement a change to the Participant Segmentation Categories upon review by the manager of the PETD and STFL Compliance. Affiliates, as Participants, are assigned a Segmentation Category by the same methodology unless the nature of the Affiliate's business and underlying clients are more accurately represented by the other category. This determination is made jointly by the manager of the PETD and STFL Compliance upon the initial creation of a Participant code within STFL's SOR platform. Segmentation Categories for Affiliates are reviewed, and if necessary, updated by the manager of the PETD and STFL Compliance as needed.

For all Participants, the Segmentation Category assigned to an order is effective for the life of each order. There is no mechanism to override the Segmentation Category on an open order. Any proposed change to a specific Participant's assigned Segmentation Category must be made in writing and jointly approved by the manager of the PETD and STFL Compliance. Any such change would become effective at the start of the following regular trading session.

In addition to the Assigned Segmentation Category, each order message submitted to STFX contains a Segmentation Restriction. The Segmentation Restriction allows institutional Participants to prohibit the crossing of their orders against all orders from all Participants assigned to a specific Segmentation Category. The default restriction for Retail Segmentation Category orders allows for matching against both other Retail Segment orders and Institutional Segment orders. The default restriction for Institutional Segmentation Category orders also allows matching against both Retail Segment orders and Institutional Segment orders. Only Institutional Participants may request a change to their Segmentation Restriction setting. Such requests must be received in writing and will become effective at the start of the following regular trading session. STFX will only cross two orders if the Segmentation Restrictions on each order allow for matching with their respective Segmentation Categories. For example, an order with the Institutional Segmentation Category will only be allowed to match against orders that do not contain a Segmentation Restriction on Institutional orders. Specifically, Institutional orders with a Segmentation Restriction that prohibits crossing against other Institutional Segment orders are only permitted to cross against Retail Segment orders. Segmentation Categories/Restrictions do not permit Participants to allow/prohibit crossing with a specific Participant, but rather restrict crossing with an entire category of Participants. Segmentation Categories, by nature of their use by Segmentation Restrictions, can affect price-time priority in the limit order book as they may not permit an otherwise matched order to cross. Institutional Participants that do not meet criteria to become Directed Participants are still subject to segmentation procedures.

a. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

b. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

☐ Yes   ☒ No

c. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

☒ Yes   ☐ No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon inquiry by the Participant, STFX support staff may verbally disclose the assigned Segmentation Category to a STFL client's authorized trader or their designated STFL account coverage personnel. This designation cannot be contested.

d. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator? N/A

   Yes   No

If no, identify and explain any differences.